UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2005

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-11106

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIMEDIA THRIFT & RETIREMENT PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMEDIA Inc.
745 Fifth Avenue
New York, New York 10151

PRIMEDIA THRIFT & RETIREMENT PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2005

Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005

Signature

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Note:                   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2005 consists of audited financial statements of the PRIMEDIA Thrift & Retirement Plan for the year ended December 31, 2005 and related schedules thereto. The PRIMEDIA Thrift & Retirement Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
PRIMEDIA Thrift & Retirement Plan
New York, New York:

We have audited the accompanying statements of assets available for benefits of the PRIMEDIA Thrift & Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the PRIMEDIA Thrift & Retirement Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 29, 2006

PRIMEDIA THRIFT & RETIREMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets:
Participant-directed investments	$149,990,091	$149,236,463

Cash	9,452	9,424

Receivables:
Employer contributions	255,111	204,740
Participant contributions	480,479	666,876
Accrued investment income	92,708	45,238

Total receivables	828,298	916,854

ASSETS AVAILABLE FOR BENEFITS	$150,827,841	$150,162,741

See notes to financial statements.

PRIMEDIA THRIFT & RETIREMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Contributions:
Participant contributions	$8,629,807
Rollovers	173,924
Employer contributions	3,838,397
Total contributions	12,642,128

Investment income:
Net appreciation in fair value of investments	4,998,229
Interest income	973,021
Dividend income	4,620,245
Net investment income	10,591,495

Deductions:
Benefits paid to participants	(22,521,327)
Administrative expenses	(47,196)
Total deductions	(22,568,523)

INCREASE IN ASSETS	665,100

ASSETS AVAILABLE FOR BENEFITS
Beginning of year	150,162,741

End of year	$150,827,841

See notes to financial statements.

PRIMEDIA THRIFT & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.              DESCRIPTION OF THE PLAN

The following description of the PRIMEDIA Thrift & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the PRIMEDIA Thrift & Retirement Plan (collectively “Plan Documents”) for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering eligible employees of PRIMEDIA Inc. (“PRIMEDIA”) and its wholly-owned subsidiaries (individually, the “Companies,” collectively, the “Company”). The Plan is administered by the PRIMEDIA Retirement Committee (the “Plan Administrator”) appointed under the authority delegated by the Board of Directors of PRIMEDIA. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — Each employee of the Company who completed 1,000 hours of service on or after attainment of age 18, during his/her first 12-months of employment or any subsequent consecutive 12-month anniversary year is eligible to become a participant. The Plan was amended to provide that service requirements vary depending on the eligibility requirements provided in the adoption agreements of the participating companies. No service requirement exceeds one year of service.

Contributions — The Plan has a thrift section and a retirement section. The thrift section allows employees to save a percentage of compensation on a before-tax and/or after-tax basis in participant selected investment funds. All Companies, except for About.com Inc., which was sold in March 2005, match a percentage of the employees’ contributions to the Plan. Some Companies match 50% of the first 6% of the employees’ contributions, to a maximum match of 3% of the participant’s eligible compensation (base pay as defined in the Plan); and some match 25% of the first 6% to a maximum of 1.5%. The retirement section provides for some Companies to make automatic contributions into participant selected investment funds, regardless of whether or not an employee chooses to contribute to the Plan. The retirement contributions were 1.5% of employees’ eligible compensation for both 2005 and 2004, respectively.

Employee contributions are made through payroll deductions in 1% increments up to a maximum of 20% of the employee’s eligible compensation, as authorized by the employee, subject to certain Internal Revenue Code (the “Code”) limitations. The maximum pre-tax contribution limit for 2005 was $14,000.

Employer contributions, generally made to the Plan each pay period, are invested in the same investment funds as employee contributions as elected by the participant, in 1% increments between investment funds.

Rollover contributions represent amounts attributable to rollovers or transfers from another qualified plan that have been subsequently invested in the Plan’s investment funds by the participant.

Participant Accounts — A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. The value of each investment fund is based on the closing market price of those funds upon the end of each trading day on the New York Stock Exchange. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Plan participants may elect to invest their Plan assets in the Vanguard Prime Money Market Fund (Institutional Shares), Vanguard Wellington Fund (Admiral Shares), RiverSource Growth Fund (Class Y), Dodge & Cox Income Fund and the EuroPacific Growth Fund (Class A). On January 3, 2005, the following investment funds were added:  Hotchkis & Wiley Large Cap Value I, American Express Small Cap Value II, and the Vanguard 500 Index Fund (Admiral Shares). Additionally, participants may elect to invest up to ten percent of contributions in the PRIMEDIA Company Stock Fund.

As of August 1, 2005, American Express Trust Company, the Plan’s Trustee, changed its name to Ameriprise Trust Company. On September 30, 2005, Ameriprise Trust Company was spunoff from American Express and the name of the AXP Growth Fund and American Express Small Cap Value II Fund changed to RiverSource Growth Fund (Class Y) and RiverSource Small Cap Value II Fund, respectively.

Vesting — Participants are always 100% vested in their contributions to the Plan and earnings thereon. Employer contributions vest at 20% for each year of service, resulting in 100% vesting for participants with five or more years of service.

Participant Loans — Upon written request of the participant and at the discretion of the Plan Administrator, a loan may be made to a participant from the Plan’s assets. The loan is limited to the lesser of $50,000 minus the participant’s highest outstanding loan balance in the preceding twelve months or 50 percent of the participant’s vested balance. The term of the loan shall not be for more than five years, except the maximum term for loans used for the purchase of a participant’s primary residence is ten years. At the discretion of the Plan Administrator, loans that were issued under another 401(k) plan which are transferred into the Plan at the time of a merger may continue under their original loan terms, even if such terms differ from those of the Plan.

The interest rate for Plan loans is the Wall Street Journal’s prime rate in effect on the first day of the month in which the participant’s loan request is received. Interest rates on outstanding loans ranged from 4% to 11% as of December 31, 2005 and 2004. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, each participant is entitled to receive the value of his account attributable to his contributions and earnings thereon and the vested portion of the account attributable to employer contributions and earnings thereon. In the event of termination due to death or retirement, all employer contributions and earnings thereon are considered fully vested.

Forfeited Accounts — At December 31, 2005 and 2004, forfeited non-vested accounts totaled $1,794 and $92,705, respectively. These accounts are used to reduce future administrative expenses and employer contributions. During the year ended December 31, 2005, employer contributions and administrative expenses were reduced by $232,505, from forfeited nonvested accounts.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Vanguard Prime Money Market Fund (Institutional Shares) and the RiverSource Money Market Fund II, are valued at cost, which approximates fair market value. Mutual fund investments are valued at fair market value as determined by quoted market prices at year-end which represent the net asset value of shares held by the Plan at year end. Common collective trust investment, RiverSource Small Cap Value Fund II (managed by Ameriprise), is valued at an estimated fair value based on the unit value of the underlying funds. The PRIMEDIA Company Stock Fund is quoted at its market price at year-end, except as indicated above. Loans receivable from participants represent remaining unpaid principal, which are valued at outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan Document. However, in accordance with these provisions, recordkeeping fees charged by Ameriprise Trust Company are subtracted from the accounts of former employees who elect to leave their money in the Plan after terminating employment.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $503,181 and $35,985 at December 31, 2005 and 2004, respectively.

3.              INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Vanguard Prime Money Market Fund (Institutional Shares), 28,952,369 and 30,988,822 shares , respectively	$28,952,369	$30,988,822
Vanguard Wellington Fund (Admiral Shares), 806,060 and 866,913, shares , respectively	$42,261,748	$45,209,515
RiverSource Growth Fund (Class Y), 1,072,588 and 1,224,020 shares , respectively	$31,426,832	$33,036,303
Dodge & Cox Income Fund, 1,033,555 and 1,069,179 shares , respectively	$12,960,779	$13,728,261
EuroPacific Growth Fund (Class A), 619,175 and 629,320 shares , respectively	$25,448,112	$22,422,661

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2005
Mutual Funds
Vanguard Wellington Fund (Admiral Shares)	$281,921
RiverSource Growth Fund (Class Y)	2,560,273
Hotchkis & Wiley Large Cap Val I	116,833
Vanguard 500 Index Fund (Admiral Shares)	61,993
Dodge & Cox Income Fund	(311,237)
EuroPacific Growth Fund (Class A)	3,317,695
PRIMEDIA Company Stock Fund	(1,144,681)
Total Mutual Funds	4,882,797

Common Collective Trust Fund
RiverSource Small Cap Value Fund II	115,432
Total Common Collective Trust Fund	115,432

Net appreciation of investments	$4,998,229

4.              EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Personnel and facilities of the Company have been used by the Plan at no charge.

Certain Plan investments are shares of a mutual fund managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2005 and 2004, the Plan held 527,110 and 537,690 units, respectively, of common stock of PRIMEDIA, the sponsoring employer, with a cost basis of $3,173,941 and $3,741,304 respectively. During the year ended December 31, 2005, the Company did not declare any common stock dividends.

5.              PLAN TERMINATION

Although the Company has not expressed any intent to do so, it may at any time terminate or amend the Plan or suspend the operation of any provision of the Plan, subject to the penalties set forth in ERISA. In the event of termination of the Plan, participants would become 100% vested in their account and the assets of the Plan will be allocated among the participants of the Plan as provided for in ERISA.

6.              FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Administrator by letter dated
March 4, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of participant loans receivable per the Statement of Assets Available for Benefits to participant loans receivable per the Form 5500 for the plan year 2005:

December 31, 2005
Participant loans per the Statement of Assets Available for Benefits	$1,749,120
Amounts deemed distributed for tax purposes	(14,832)
Participant loans per Form 5500 (net of interest)	$1,734,288

The following is a reconciliation of participant loans receivable per the Statement of Assets Available for Benefits to participant loans receivable per the Form 5500 for the plan year 2004:

December 31, 2004
Participant loans per the Statement of Assets Available for Benefits	$1,774,776
Amounts deemed distributed for tax purposes	(14,832)
Participant loans per Form 5500 (net of interest)	$1,759,944

8.              SUBSEQUENT EVENTS

Several history publications, websites and product extensions thereof, with about 48 employees, were sold by PRIMEDIA Inc. on February 28, 2006. As a result of the sale, all participating employees became fully vested in the Plan and were able to request complete distributions from their accounts, as terminated employees.

As of December 31, 2005, PRIMEDIA classified Craft publications as assets held for sale. PRIMEDIA is currently in negotiations to finalize a sale with a potential buyer. When the sale is final all participating employees of the Craft publications will become fully vested in the Plan and will be able to request complete distributions from their accounts as terminated employees.

On January 20, 2006, PRIMEDIA acquired Rentclicks.com and its 36 employees. Employees of Rentclicks.com will need to satisfy the normal qualifying period of 12 months and 1,000 hours of service for Plan eligibility.

Ameriprise Financial, Inc. (“Ameriprise”), recordkeeper and trustee for the PRIMEDIA Thrift & Retirement Plan (“Plan”), announced an agreement on May 3, 2006, to sell its defined contribution recordkeeping business to Wachovia Corporation. This transaction is expected to be completed late in the second quarter of 2006. We do not expect this to affect the investment funds or operations of the Plan.

******

PRIMEDIA THRIFT & RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Vanguard Prime Money Market Fund (Institutional Shares)	Registered Investment Company	**	$28,952,369
	Vanguard Wellington Fund (Admiral Shares)	Registered Investment Company	**	42,261,748
	Vanguard 500 Index Fund (Admiral Shares)	Registered Investment Company	**	1,477,431
*	RiverSource Growth Fund (Class Y)	Registered Investment Company	**	31,426,832
*	RiverSource Small Cap Value Fund II	Common Collective Trust	**	1,705,432
*	RiverSource Money Market Fund II	Common Collective Trust	**	6,422
	Dodge & Cox Income Fund	Registered Investment Company	**	12,960,779
	EuroPacific Growth Fund (Class A)	Registered Investment Company	**	25,448,112
	Hotchkis & Wiley Large Cap Val I	Registered Investment Company	**	3,153,199
*	PRIMEDIA Company Stock Fund	Common stock	**	848,647
*	Various Participants	Participant loans (maturing 2006 to 2016 at interest rates of 4.00% to 11.00%)	—	1,734,288
		Total investments		$149,975,259

*                    Party-in-interest.

**             Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PRIMEDIA Thrift & Retirement Plan

By:	/s/ Christopher Fraser
Christopher Fraser
Secretary
PRIMEDIA INC.

June 29, 2006